Exhibit 99.1

Brussels / 28 April 2021/ 1:00 pm CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev General Shareholders’ Meeting approves dividend payment for 2020

28 April 2021 – Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) (“AB InBev”) is pleased to announce that the General Shareholders’ Meeting of 28 April 2021 has approved the annual accounts for the year ended 31 December 2020, as well as the gross total dividend for 2020 of EUR 0.50, which will be payable upon presentation of coupon n° 29. The calendar for the payment of the dividend is as follows:

Dividend Timeline
	Ex-coupon date	Record Date	Payment date
Euronext	4 May 2021	5 May 2021	6 May 2021
MEXBOL	4 May 2021	5 May 2021	6 May 2021
JSE	5 May 2021	7 May 2021	10 May 2021
NYSE (ADR program)	4 May 2021	5 May 2021	3 June 2021
Restricted Shares	4 May 2021	5 May 2021	6 May 2021

The General Shareholders’ Meeting has also approved the following resolutions:

•	Granting discharge to the directors and to the statutory auditor of the Company for the performance of their duties during the financial year 2020.

•

Reappointment of Martin J. Barrington, William Gifford and Alejandro Santo Domingo, as Restricted Share Directors. Their renewed term will end after the annual shareholders’ meeting to be held in 2022.

•	Approval of the Remuneration Policy and of the 2020 Remuneration Report.

•	Renewal of the powers of the Board of Directors relating to the acquisition by the Company of its own shares and amendments to article 15 of the articles of association.

•

Approval of Change of Control provisions in the USD 10,100,000,000 Revolving Credit and Swingline Facilities Agreement originally dated 26 February 2010 and as amended from time to time and for the last time pursuant to an Amendment and Restatement Agreement dated 16 February 2021.

The General Shareholders’ Meeting was recorded and an audiocast will be available on the Company’s website at www.ab-inbev.com/investors/corporate-governance/shareholder-meetings as from 6:00 pm CET today.

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ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Ingvild Van Lysebetten
Tel. : +1 212 573 9287	Tel. : +32 16 276 608
E-mail : lauren.abbott@ab-inbev.com	E-mail : ingvild.vanlysebetten@ab-inbev.com

Maria Glukhova	Fallon Buckelew
Tel. : +32 16 276 888	Tel. : +1 310 592 6319
E-mail : maria.glukhova@ab-inbev.com	E-mail : fallon.buckelew@ab-inbev.com

Jency John
Tel: +1 646 746 9673
E-mail: jency.john@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 164 000 colleagues based in nearly 50 countries worldwide. For 2020, AB InBev’s reported revenue was 46.9 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees”, “preparing” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 23 March 2020 and described in Exhibit 99.1 to AB InBev’s Current Report on Form 6-K filed with the SEC on 29 October 2020. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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